Exhibit 99.1

TEVA TO ACQUIRE ALLERGAN GENERICS FOR $40.5 BILLION

CREATING A TRANSFORMATIVE GENERICS AND SPECIALTY COMPANY

WELL POSITIONED TO WIN IN GLOBAL HEALTHCARE

Acquisition Strongly Reinforces Teva’s Strategy, Accelerates the Creation of Its New Business Model and

Opens a New Set of Possibilities for the Company In Generics and Specialty

Opportunity to Further Transform the Global Generics Space through Best-In-Class Generics Pipeline,

R&D Capabilities, Operational Network, Supply Chain, Global Commercial Deployment and Infrastructure

Robust Generics Platform to Support Future Strategic Investment in Specialty

Teva Will Be a Top 10 Global Pharmaceutical Company

Enhanced Financial Profile with Strong, Diversified Revenues

Cost Synergies and Tax Savings of Approximately $1.4 Billion Annually and

More Than 20% Accretion in Years Two and Three Following Close

JERUSALEM – July 27, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that it has signed a definitive agreement with Allergan plc (NYSE: AGN) to acquire Allergan Generics in a transaction valued at $40.5 billion. Upon closing, Allergan will receive $33.75 billion in cash and shares of Teva valued today at $6.75 billion, representing an estimated under 10% ownership stake in Teva, with the number of Teva shares determined based on Teva’s volume weighted average trading prices during the 15 days prior to the announcement and five days following the announcement. Teva believes the acquisition will be significantly accretive to non-GAAP EPS, including expected double-digit non-GAAP EPS accretion in 2016 and more than 20% accretion in year two and year three following the close of the transaction. The transaction was unanimously approved by the Boards of Directors of Teva and Allergan and is expected to close in the first quarter of 2016.

This strategic acquisition brings together two leading generics businesses with complementary strengths, brands and cultures, providing patients with more affordable access to quality medicines, and creating significant financial benefits for Teva stockholders. The transaction will create a leader in the INN and branded generics industry with an overall product portfolio that leads the industry in terms of differentiation and durability and offers promising growth opportunities. The new Teva will further transform the global generics space through its best-in-class generics pipeline, R&D capabilities, operational network, supply chain, global commercial deployment and infrastructure to achieve greater efficiencies across the healthcare system and provide patients and consumers across the globe with better access to high quality affordable medicines.

When combined with Teva’s strong generics portfolio, Allergan Generics’ world-class generics pipeline, which holds a leading position in first-to-file opportunities in the U.S., will further enhance Teva’s goals of delivering the highest quality generic medicines at the most competitive prices and cultivating the best development pipeline in the industry. The resulting world-class product portfolio will be complemented by a significantly expanded and more efficient global footprint, including leadership positions and strengthened operations, sales and R&D platforms in attractive markets around the world. In addition, Teva expects to enhance its financial profile significantly with highly diversified revenues and profits and to unlock substantial, achievable cost synergies by eliminating duplication and inefficiencies on a global scale and capturing economies of scale. The result is a stronger, more competitive Teva, well positioned to thrive in an evolving global marketplace and to deliver enhanced value to its stockholders and other stakeholders.

“This transaction delivers on Teva’s strategic objectives in both generics and specialty,” said Erez Vigodman, President and CEO of Teva. “Through our acquisition of Allergan Generics, we will establish a strong foundation for long-term, sustainable growth, anchored by leading generics capabilities and a world-class late-stage pipeline that will accelerate our ability to build an exceptional portfolio of products – both in generics and specialty as well as the intersection of the two. Our respective portfolios of generic medicines and applications are highly complementary, providing Teva with high quality growth and earnings visibility, and the scale and resources to expand upon our specialty capabilities.”

Mr. Vigodman continued, “Given our in-depth knowledge and understanding of Allergan’s world-class generics business, we are confident we can realize the projected synergies and accretion inherent in this acquisition for our stockholders and integrate Allergan Generics quickly into Teva. With pro forma revenues of approximately $26 billion and combined EBITDA of approximately $9.5 billion anticipated in 2016, this acquisition reinforces our strategy, accelerates growth and diversifies revenues both by product and geographically, supporting our new business model. I strongly believe that as a result of our strengthened financial profile following this transaction, we will be even better positioned to reap the benefits of Teva’s integrated, innovative specialty and generic research to support top-line growth and expand our portfolio across the business.”

Mr. Vigodman concluded, “This acquisition comes at a time when Teva is stronger than ever, in both our generics and specialty businesses. Since the beginning of 2014, we have significantly strengthened the fundamentals of our company, improved generics profitability, solidified our key franchises and put in place robust engines for organic growth, laying the groundwork for transformative transactions such as this one. This transaction is another step forward on our roadmap to reinforce our already strong position. Teva and Allergan Generics share a commitment to innovation, quality, and improving the health of people around the world. Together, the employees of Teva and Allergan Generics will play a critical role ensuring we capture the full potential value resulting from this transaction. We look forward to delivering the benefits of this transaction to our stockholders, and better serving patients, customers and healthcare systems throughout the world.”

Prof. Yitzhak Peterburg, Chairman of the Teva Board of Directors, said, “This acquisition will result in significant and sustained value creation for our stockholders, reinforces our strategy, accelerates the fulfillment of a new business model, strongly supports top-line growth and opens a new set of possibilities for Teva. Together with Allergan Generics, Teva will have a much stronger, more efficient platform to achieve our goals – both financially and strategically – with the right platform for future organic and inorganic growth.”

Substantial Financial Benefits

The transaction is expected to provide substantial financial benefits for Teva including highly diversified revenues and profits, and substantial cost synergies and tax savings. Teva expects Allergan Generics to contribute approximately $2.7 billion in EBITDA in 2016, excluding synergies. Following the completion of the acquisition, Teva is expected to have pro forma sales of approximately $26 billion and EBITDA of approximately $9.5 billion in 2016, including an estimated $11 billion in sales outside of the United States. Teva also believes the acquisition will be significantly accretive to non-GAAP EPS, including expected double digit non-GAAP EPS accretion in 2016 and more than 20% accretion in year two and year three following the close of the transaction.

Teva expects to achieve cost synergies and tax savings of approximately $1.4 billion annually, largely achievable by the third anniversary of the closing of the transaction. Teva expects the savings to come from efficiencies in operations, G&A, manufacturing, and sales and marketing.

Teva expects the acquisition to generate strong free cash flow of approximately $6.5 billion in 2016 and expects increasing free cash flow in subsequent years. Teva’s free cash flow will allow for rapid deleveraging and the ability to continue to pursue future acquisitions to expand Teva’s portfolio in both specialty pharmaceuticals and generics, in line with Teva’s stated strategy to grow through value-enhancing and complementary acquisitions. Teva will continue to evaluate opportunities to deliver attractive total stockholder returns on an ongoing basis.

Enhances Teva’s Integrated Business Model through Unmatched R&D Capabilities and Technology

Teva will have the most advanced R&D capabilities in the generics industry, directed at fostering innovation, with approximately 320 combined pending ANDAs in the United States, including exclusive offerings of approximately 110 U.S. FTF pending ANDAs.

Teva is well positioned to capture untapped opportunities for greater integration and innovation between generics and specialty assets with a single, powerful and differentiated offering. Teva will possess the capabilities and technologies to focus on complex generics, biosimilars and specialty products in our key therapeutic areas, delivering better value and accessibility, while improving adherence and compliance. Allergan Generics’ strategically focused R&D engine is built on novel compounds in specialty and primary care markets where there is significant unmet medical need. With its existing integration of generics and specialty, Teva will be able to generate a robust pipeline of high-value medicines, with an emphasis on complex and branded generics, focused on the needs of patients and the people who care for them.

Teva’s generics R&D is closely integrated with its extensive clinical expertise in developing specialty products. This transaction will afford Teva unrivaled speed and flexibility, creating a company well positioned to transform the growing global generics space in markets throughout the world, delivering even greater value to patients and stockholders, as well as to healthcare systems around the world, and improving adherence and health outcomes in general. The result is a company well positioned to ensure product development activities that support sustainable long-term organic growth.

Bolsters Promising Specialty Pipeline

Teva has multiple existing specialty pharmaceuticals at various stages of development, which are expected to drive sustainable growth in its specialty business. In particular, Teva is committed to building global leadership in its core specialty franchise including in central nervous system, pain and migraine and respiratory. The enhancements that will come from scale and broader capabilities through the acquisition of Allergan Generics will provide the resources to further enhance investment in these franchises. Building on the broadest portfolio of products and technologies in the generics industry, and on a leading position in specialty, Teva will continue to strengthen its pipeline by developing novel products based on known molecules that bring unique value to patients.

Increases Global Commercial Reach

Teva’s acquisition of Allergan Generics will improve international commercial opportunities by positioning Teva to significantly enhance the global scale of its sales and R&D platforms. Together, Teva and Allergan Generics will have a commercial presence across 100 markets, including a top three leadership position in over 40 markets.

The acquisition will help eliminate inefficiencies and duplications in the global generics space and will allow Teva to better focus resources and efforts in complex generics, biosimilars and specialty products in key therapeutic areas. This scale and breadth of operations will provide Teva with an even more efficient, flexible and competitive global platform with industry-leading go-to-market capabilities.

Shared Commitment to Safety and Quality

Teva and Allergan share a commitment to patient safety and quality. This acquisition furthers Teva’s promising future in generics with a focus on patient needs, improving compliance, convenience, efficacy and safety, and providing affordable generic products to patients and society worldwide. By applying best-in-class quality standards across an optimized manufacturing network, Teva will be an even stronger partner to its customers, enabling them to provide end consumers with safe and effective products swiftly and reliably. As a result, Teva will be more competitive in existing key markets as well as attractive new growth markets.

Teva and Allergan Generics are committed to adherence to all applicable regulatory requirements and boast the highest industry standards, dedicated to defining and implementing patient safety policies and systems, as well as ensuring compliance with all relevant global and local regulations. Importantly, this acquisition will improve the standard of quality for employees, both companies’ customers and the communities in which Teva and Allergan Generics operate.

Employees to Benefit from Greater Long-Term Opportunities

Allergan Generics is a natural fit with Teva, and employees will benefit from substantial opportunities for growth and development as part of a stronger, industry-leading company. The two companies share a close cultural and strategic fit, and Teva is focused on leveraging both organizations’ competencies and talent.

Financing and Approvals

Teva is acquiring Allergan Generics on a cash free and debt free basis. The transaction consideration of $40.5 billion consists of a combination of cash and stock. Teva will pay Allergan $33.75 billion in cash, which will be financed through a combination of new equity, debt financing and cash on hand. Teva expects to maintain capital structure, balance sheet and financial policies consistent with investment-grade credit metrics.

Upon closing, Allergan will also receive Teva shares valued today at $6.75 billion, representing an estimated under 10% ownership stake in Teva, with the number of shares determined based on the volume weighted average trading prices for Teva’s stock during the 15 trading days prior to the announcement and five trading days following the announcement. Allergan has agreed to certain restrictions on its ownership of Teva shares, including an agreement to not transfer such Teva shares for a 12 month period following closing, as well as customary standstill restrictions.

The transaction is subject to the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary closing conditions. The transaction does not require a Teva or Allergan stockholder vote. Teva expects to obtain financing commitments promptly within 15 business days, which it is highly confident it will be able to arrange on attractive terms. Allergan will be entitled to terminate the transaction if Teva fails to obtain these commitments.

Advisors

Barclays and Greenhill & Co. are serving as financial advisors to Teva. Sullivan & Cromwell LLP and Tulchinsky Stern Marciano Cohen Levitski & Co are serving as legal counsel to Teva.

Conference Call and Webcast Information

Teva will host a conference call and live webcast on July 27, 2015 at 8:00 a.m. ET to discuss today’s announcement.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-966-9439; Canada 1-866-966-0399 or International +44(0) 1452 555566; passcode: 96422100. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva’s website at: www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until August 30, 2015, 10:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452 550000; passcode: 96422100.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on Teva’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including, but not limited to, statements about the proposed acquisition of the generics and over-the-counter businesses of Allergan plc (“Allergan” and the businesses, the “Allergan Generics and OTC Businesses”), the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and Teva’s and the Allergan Generics and OTC Businesses’ future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the possibility that the acquisition of the Allergan Generics and OTC Business will not close; the effects of the acquisition, including Teva and the Allergan Generics and OTC Businesses’ future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the failure to procure financing in a timely manner; the possibility that the expected benefits of the transaction and the integration of our operations with the Allergan Generics and OTC Businesses’ operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; the ability to obtain regulatory approvals and satisfy other conditions to the acquisition on a timely basis and the effect of any conditions on such regulatory approvals; our ability to comply with all covenants in our current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and the Allergan Generics and OTC Businesses’ exposure to currency fluctuations and restrictions as well as credit risks; future results of on-going or later clinical trials for the Allergan Generics and OTC Businesses’ product candidates; our ability to obtain regulatory approvals and commercialize the Allergan Generics and OTC Businesses’ product candidates following the closing and market acceptance of such products; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; the costs and expenses associated with Teva’s rescinded offer to acquire Mylan N.V., uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or the Allergan Generics and OTC Businesses’ significant worldwide operations; the impact on our earnings per share resulting from the planned issuance of equity for cash to partially finance the acquisition; and other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at http://ir.tevapharm.com.

Contacts

Investors

United States	Israel
Kevin C. Mannix	Tomer Amitai
215-591-8912	972 (3) 926-7656
Ran Meir
215-591-3033

Media

Teva United States	Teva Israel
Denise Bradley	Iris Beck Codner
215-591-8974	972 (3) 926-7687

United States
Joele Frank, Wilkinson Brimmer Katcher
Joele Frank or Tim Lynch
212-355-4449